FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

  Net income attributable to the shareholders of Enel Chile reached Ch$ 206,223 million as of September 2019, representing a 1.1% reduction when compared to the same period of the previous year1.  This reduction was due to a Ch$ 277,748 million impairment provision booked as a consequence of the announcement regarding the shutdown of Tarapacá and Bocamina I power plants related to the Company´s decarbonization plan. This extraordinary loss was partially offset by a Ch$ 121.118 million extraordinary income resulting from the early termination of three customer supply contracts that Enel Generación Chile signed with Anglo American Sur in 2016.

  Excluding this period´s extraordinary effects (the impairment provision and the early termination of contracts with Anglo American Sur), net income attributable to the shareholders of Enel Chile increased 50.3% to Ch$ 313,432 million as of September 2019.

  Enel Chile´s generation increased 10.8% to 15,959 GWh, mainly due to greater generation from renewable sources (+ 1,026 GWh), along with higher thermal dispatch (+ 534 GWh) partly related to higher availability of our power plants.

  Physical sales of our distribution business reached 12,922 GWh as of September 2019, representing a 2.5% increase, mainly higher sales to residential customers.

  Operating revenues increased 18.0% to Ch$ 2,088,031 million as of September 2019, due to higher energy sales, greater gas commercialization sales, and the extraordinary income generated by the early termination of the contracts mentioned previously.

  Procurement and services costs of Enel Chile amounted to Ch$ 1,057,496 million, equivalent to a 5.5% increase, partly explained by higher gas commercialization costs, energy purchases and transportation expenses.

1 The Company´s consolidated results as of September 2018 consolidate only 6 months of EGP Chile results.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

  Consequently, the EBITDA of the Company increased 43.1% when compared to September 2018, totaling Ch$ 809,630 million. Excluding the extraordinary effect mentioned previously (termination of contracts with Anglo American Sur), the EBITDA of the Company increased 21.7% to Ch$ 688,512 million when compared to September 2018.

  The financial result went from a Ch$ 73,837 million net expense to a Ch$ 107,971 million net expense as of September 2019, partly due to financing the reorganization carried out in 2018 (Elqui Project) and the consolidation of EGP Chile operations.

  In late August 2019, Enel Chile began the construction of Campos del Sol, a new 382 MW photovoltaic power plant. This solar plant is located in the Atacama Region and is currently the largest solar plant under construction in Chile.  It is expected to generate approximately 1,160 GWh per year. Enel Chile also began the 28 MW expansion of the geothermal power plant Cerro Pabellón.

  This past October 15, Enel Chile´s subsidiary, Enel X, jointly with Metbus and BYD, inaugurated the first electric transportation corridor in Latin America.  It is an integrated sustainable transportation system that will be used by 285 zero emission buses and makes Chile the leader in electric mobility in the region. This milestone is part of the electric mobility project that is being developed by the three companies along with Chile´s Ministry of Transportation.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

SUMMARY BY BUSINESS

Generation

  Net electricity generation increased 10.8% when compared to September 2018 (+ 1,560 GWh) reaching 15,959 GWh mainly due to higher generation from renewable energy sources (+ 1,026 GWh), particularly wind (+ 467 GWh), and solar (+ 336 GWh), in addition to higher thermal dispatch (+ 534 GWh).

  Operating revenues increased 17.4% to Ch$ 1,315,538 million as of September 2019, primarily explained by higher physical energy sales and a higher average energy sales price when expressed in Chilean pesos due to a higher exchange rate, together with higher gas commercialization sales and the extraordinary income generated by the early termination of the contracts with Anglo American Sur signed in 2016.

  Procurement and services costs as of September 2019 reached Ch$ 511,373 million, equivalent to a 9.2% decrease, mainly due to lower energy purchases and lower fuel consumption partially offset by higher gas commercialization costs.

  As a result of the abovementioned, EBITDA of the generation business increased 52.3% to Ch$ 675,682 million. On the other hand, operating income totaled Ch$ 252,259 million, which included the impairment provision booked as a consequence of the shutdown of Bocamina I and Tarapacá thermal power plants for Ch$ 277,748 million.
Physical Data	As of September 30, 2019	As of September 30, 2018
Total Sales (GWh)	17,953	17,694
Total Generation (GWh)	15,959	14,399

Distribution

  Physical sales reached 12,922 GWh as of September 2019, representing a 2.5% increase compared to the same period of last year, mainly explained by higher sales to residential customers.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019
  The total number of customers grew 3.1% to 1,963,156 when compared to September 2018, mainly residential and commercial customers. Annual energy losses declined from 5.10% to 4.90%.

  Operating revenues increased 12.7% to Ch$ 1,051,683 million as of September 2019, mainly due to a higher average sales price and higher physical energy sales.

  EBITDA of the distribution business increased 4.2% to Ch$ 143,949 million, explained primarily by higher energy sales revenues during the period.

Physical Data	As of September 30, 2019	As of September 30, 2018
Total Sales (GWh)	12,922	12,612
Customers	1,963,156	1,903,896

FINANCIAL SUMMARY- ENEL CHILE

  Gross debt of the Company decreased US$ 120 million to US$ 3,650 million when compared to September 2018. This variation was mainly explained by the repayment of a US$ 100 million bank loan of EGP Chile in September 2019, the amortization of Enel Generación Chile local bonds and the amortization of the total amount of the bridge loan obtained to fund the Elqui Project. However, these effects were offset by a bank loan with EFI for US$ 400 million received in June 2019.

  Liquidity available to Enel Chile is composed of the following:

-        Cash and cash equivalents                            US$ 244 million.

-        Undisbursed committed credit lines (*)           US$ 197 million.

(*) includes Enel Chile´s US$50 million undisbursed committed credit line with related party Enel Finance International.

  The average cost of Enel Chile’s debt as of September 2019 was 5.4%.

  Hedging and protection:

Enel Chile has established policies and procedures to protect its financial statements against the volatility of the exchange rate and the interest rate mitigating the financial risk related to the variations of these variables.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, we have cross currency swap and forward contracts that amount to US$ 1,142 million and US$ 1,055 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (“the Reorganization”)  to Enel S.p.A that involved integrating the Enel Green Power Latin America Ltda. (“EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer (“PTO”) for the shares of Enel Generación Chile, (ii) Capital Increase to issue the shares to be exchanged for the shares of Enel Generación Chile and EGPL, and (iii) Merger of EGPL, parent of EGP Chile, and Enel Chile. Each stage of the proposed Reorganization was conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the Capital Increase took place between February 15 and March 16 of 2018 and the Renewable Assets Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the increased ownership share of Enel Generación Chile from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of September 30, 2019.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,463 MW installed capacity as of September 30, 2019. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together have an installed capacity of 2,740 MW, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. Consequently, 63% of our installed capacity is renewable energy and 37% is thermal.

The following chart summarizes the physical information of our generation business segment for the period ended September 30, 2019 compared to the same period of 2018:

Enel Chile	Markets in which participates	Energy Sales		Market share
		(GWh)%
		9M 2019	9M 2018	9M 2019	9M 2018
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	17,953	17,694	33.5%	33.2%
Total		17,953	17,694	33.5%	33.2%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area.  The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The following chart summarizes the physical information of our distribution business segment for the period ended September 30, 2019 compared to the same period of 2018:

	Energy Sales		Energy Losses		Clients		Clients/Employees
Enel Chile	(GWh) (*)		(%)		(thousand)
	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018
Distribution Business in Chile (*)	12,922	12,612	4.90%	5.10%	1,963	1,904	2,719	2,800
Total	12,922	12,612	4.90%	5.10%	1,963	1,904	2,719	2,800
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

Enel Chile	Energy sales		Structure and adjustments		Total
	9M 2019	9M 2018	9M 2019	9M 2018	9M 2019	9M 2018

Energy Sales Revenues

Generation:	1,101,942	1,030,594	(288,099)	(286,611)	813,843	743,983
Regulated customers	731,913	758,137	(282,244)	(284,890)	449,669	473,247
Non regulated customers	350,152	235,669	-	-	350,152	235,669
Spot market	19,877	36,788	(5,855)	(1,721)	14,022	35,067

Distribution:	987,323	875,788	(2,228)	(717)	985,095	875,071
Residential	413,132	343,756	-	-	413,132	347,742
Commercial	340,204	282,903	-	-	340,204	318,388
Industrial	132,201	155,173	-	-	132,201	122,272
Other	101,786	93,956	(2,228)	(717)	99,558	86,670
Less: Consolidation adjustments	(290,326)	(287,328)	-	-	-	-

Total Energy sales	1,798,939	1,619,054	(290,327)	(287,328)	1,798,939	1,619,054

Million Chilean pesos variation in Ch$ and %	179,885	11.11%	-	-	179,885	11.11%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.     Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of September 30, 2019, reached Ch$ 206,223 million, 1.1% lower than the Ch$ 208,589 million booked for the same period in 2018.

The following chart compares the figure of each item of the income statement as of September 30, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	9M 2019	9M 2018	Change	% Change

REVENUES	2,088,031	1,768,844	319,187	18.0%
Sales	1,951,578	1,743,824	207,754	11.9%
Other operating revenues	136,453	25,020	111,433	445.4%
PROCUREMENT AND SERVICES	(1,057,496)	(1,002,639)	(54,857)	5.5%
Energy purchases	(591,239)	(575,313)	(15,925)	2.8%
Fuel consumption	(201,604)	(224,455)	22,851	(10.2%)
Transportation expenses	(151,793)	(129,427)	(22,366)	17.3%
Other variable procurement and service cost	(112,861)	(73,444)	(39,416)	53.7%
CONTRIBUTION MARGIN	1,030,535	766,205	264,330	34.5%
Other work performed by entity and capitalized	11,211	12,649	(1,438)	(11.4%)
Employee benefits expense	(97,962)	(90,988)	(6,974)	7.7%
Other fixed operating expenses	(134,154)	(121,994)	(12,160)	10.0%
GROSS OPERATING INCOME (EBITDA)	809,630	565,872	243,758	43.1%
Depreciation and amortization	(173,879)	(153,944)	(19,935)	13.0%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(278,611)	-	(278,611)	N/A
Reversal of impairment profit (impairment loss) by application of IFRS 9	(4,802)	(3,076)	(1,726)	56.1%
OPERATING INCOME	352,338	408,852	(56,514)	(13.8%)
NET FINANCIAL EXPENSE	(107,971)	(73,837)	(34,134)	46.2%
Financial income	11,694	14,568	(2,874)	(19.7%)
Financial costs	(109,805)	(89,270)	(20,535)	23.0%
Gain (Loss) for indexed assets and liabilities	(3,587)	899	(4,486)	(499.2%)
Foreign currency exchange differences, net	(6,274)	(34)	(6,239)	N/A
OTHER NON-OPERATING RESULTS	2,432	2,054	378	18.4%
Income from other investments	262	91	171	188.3%
Otther Non Operating revenues (expenses)	1,531	-	1,531	N/A
Share of profit (loss) of associates accounted for using the equity method	639	1,963	(1,324)	(67.4%)
NET INCOME BEFORE TAXES	246,800	337,069	(90,269)	(26.8%)
Income Tax	(27,145)	(88,747)	61,602	(69.4%)
NET INCOME	219,655	248,322	(28,667)	(11.5%)
Shareholders of the parent company	206,223	208,589	(2,366)	(1.1%)
Non-controlling interest	13,432	39,733	(26,301)	(66.2%)

Earning per share (Ch$ /share)*	2.98	4.25	(1.27)	(29.8%)

(*) As of September 30, 2019 and September 30, 2018 the average number of paid and subscribed shares was 69,166,557,220 and 62,143,051,089, respectively.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The consolidated EBITDA of Enel Chile amounted to Ch$ 809,630 million as of September 30, 2019, which represents a 43.1% increase when compared to the Ch$ 565,872 million booked the same period of the previous year. This increase was primarily explained by improved operational performance, particularly in the generation business, and the extraordinary income from the early termination of three energy supply contracts of Enel Generación Chile signed with its customer Anglo American Sur in 2016.

Operating revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2019 and 2018, are presented below:

EBITDA, by business segment
(Figures in Million Ch$)

	9M 2019	9M 2018	Change	% Change

Generation business revenues	1,315,538	1,120,305	195,233	17.4%
Distribution business revenues	1,051,683	933,176	118,507	12.7%
Less: consolidation adjustments and other activities	(279,190)	(284,638)	5,447	(1.9%)
Total Enel Chile Consolidated Revenues	2,088,031	1,768,844	319,187	18.0%

Generation business costs	(511,373)	(563,383)	52,011	(9.2%)
Distribution business costs	(831,180)	(726,072)	(105,108)	14.5%
Less: consolidation adjustments and other activities	285,057	286,816	(1,760)	(0.6%)
Total Enel Chile Consolidated Procurement and Services Costs	(1,057,496)	(1,002,639)	(54,857)	5.5%

Personnel Expenses	(42,881)	(40,268)	(2,613)	6.5%
Other expenses by nature	(85,602)	(73,024)	(12,578)	17.2%
Total Generation business	(128,483)	(113,292)	(15,191)	13.4%
Personnel Expenses	(20,078)	(18,298)	(1,780)	9.7%
Other expenses by nature	(56,477)	(50,598)	(5,880)	11.6%
Total Distribution business	(76,555)	(68,895)	(7,660)	11.1%
Less: consolidation adjustments and other activities	(15,867)	(18,146)	2,278	(12.6%)

EBITDA, by business segment
Generation business EBITDA	675,682	443,630	232,052	52.3%
Distribution business EBITDA	143,948	138,209	5,739	4.2%
Less: consolidation adjustments and other activities	(10,000)	(15,967)	5,967	(37.4%)
TOTAL ENEL CHILE CONSOLIDATED EBITDA	809,630	565,872	243,758	43.1%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 675,682 million as of September 30, 2019, which represents a Ch$ 232,052 million increase, or 52.3%, when compared to the same period of the previous year. The main variables that explain this result are described below:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Operating revenues amounted to Ch$ 1,315,538 million as of September 30, 2019, a Ch$ 195,233 million, or 17.4% increase when compared to the same period of the previous year, mainly due to the following:

•       A Ch$ 71,618 million increase in electricity sales, mainly due to a higher average sales price expressed in Chilean pesos due to a higher average exchange rate for the period, and a +259 GWh increase in physical sales (+1,984 GWh more to non-regulated customers, +338 GWh more spot market sales, offset by -2,063 GWh less to regulated customers). This variation includes the revenue from energy sales of EGP Chile that amounted to Ch$ 23,334 million.

•       A Ch$ 10,120 million increase in other sales, mainly due to a Ch$ 10,144 million increase in gas sales.

•       A Ch$ 111,926 million increase in other operating revenues, mainly due to the Ch$ 121,118 million extraordinary income from the early termination of three energy supply contracts with Anglo American Sur, partially offset by lower revenue from insurance claims for Ch$ 9,466 million related to incidents at Central Tarapacá in 2018.

Operating costs increased to Ch$ 511,373 million as of September 30, 2019, a Ch$ 52,011 million decrease, equivalent to 9.2%, due to the following:

•       A Ch$ 75,479 million reduction in energy purchases, 45.4% less than the same period last year, partially explained by a -1,302 GWh reduction in physical energy purchases (-656 GWh less contracted energy purchases and -646 GWh less spot market purchases) to a significant extent explained by the higher availability of our power plants. This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 49,001 million reduction in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales among EGP Chile and Enel Generación Chile).

•       A Ch$ 22,851 million decrease in fuel costs, primarily due to: (i) lower fuel oil consumption for Ch$ 5,333 million significantly related to the lower dispatch of the power plants that operate with fuel oil, and (ii) lower coal consumption for Ch$ 32,315 mainly due to the lower price of coal. The aforementioned was partially offset by a Ch$ 14,801 million increase in gas consumption primarily resulting from the higher dispatch of our combined cycles as a consequence of the supply of gas from Argentina.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The abovementioned was partly offset by:

•       A Ch$ 9,916 million increase in transportation costs, mainly due to higher gas transportation costs for Ch$ 9,391 million and higher regasification costs for Ch$ 4,349 million, partially offset by lower toll expenses for Ch$ 3,834 million related to the discounts applied to the equivalent transmission charge of the electricity injection toll, CET (in its Spanish acronym).

•       Other procurement and services costs increased Ch$ 36,403 million, mainly due to: (i) greater commercialization costs of gas sales amounting to Ch$ 24,862 million; (ii) higher thermal emission tax costs for Ch$ 7,743 million; and (iii) higher commodity derivative costs for Ch$ 2,379 million.

Personnel costs (net of expenses capitalized in fixed assets) for Ch$ 42,881 million as of September 2019 represents a Ch$ 2,614 million increase when compared to the same period of 2018, is primarily explained by higher personnel expenses in EGP Chile for Ch$ 3,492 million, due to the scope of consolidation, since in 2018 results were consolidated only for six months as of September 30, 2018, together with a higher cost in 2019 due to higher head count. The above was partially offset by lower personnel expenses in Enel Generación Chile for Ch$ 854 million, which are mainly explained by a lower head count for Ch$ 1,198 million, and lower employee bonuses related to collective bargaining carried out with the Company's unions for Ch$ 1,250 million, profits that are reduced in part by Ch$ 1,482 million of lower labor activation in Los Cóndores project.

Other expenses reached Ch$ 85,602 million as of September 30, 2019, a Ch$ 12,578 million increase when compared to the same period in 2018, mainly explained by: (i) decrease in head count for Ch$ 474 million; (ii) lower employee bonuses for collective bargaining carried out with the Company's unions for Ch$ 1,250 million; (iii) higher costs in maintenance and repair services for Ch$ 6,612 million; (iv) higher costs for technical and administrative services for Ch$ 2,968 million; and (v) higher property taxes and other taxes for Ch$ 2,134 million. This variation includes the effect of adding the EGP Chile Group to the scope of consolidation in April 2018 that amounted to Ch$ 9,289 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

DISTRIBUTION BUSINESS EBITDA:

The EBITDA of our Distribution Business Segment reached Ch$ 143,948 million as of September 30, 2019, which represents a Ch$ 5,739 million, or 4.2%, increase when compared to the same period of 2018. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 1,051,683 million, a Ch$ 118,507 million increase, equivalent to 12.7%, when compared to the same period of 2018 mainly due to: (i) higher energy sales revenue for Ch$ 111,534 million as a result of a higher average sales price when expressed in Chilean Pesos due to the higher exchange rate, the impact of the implementation of technical standards on tariffs in addition to higher physical energy sales (+310 GWh); and (ii) higher other services revenue for Ch$ 7,934 million mainly explained by higher zonal transmission toll billings.

Operating costs reached Ch$ 831,180 million, a Ch$ 105,108 million increase, primarily explained by: (i) greater energy purchases for Ch$ 92,102 million, mainly resulting from a higher average energy purchase price and greater physical purchases in the period (+ 333 GWh); (ii) higher zonal transmission tolls for Ch$ 11,545 million paid to distribution companies and transmission companies; and (iii) higher other procurements and services cost for Ch$ 1,461 million, primarily explained by higher emergency plan expenses for Ch$ 1,214 million.

Personnel costs (net of expenses capitalized in fixed assets) increased Ch$ 1,779 million as of September 2019 when compared to the same period of 2018 and is primarily explained by Ch$ 1,265 million related to higher head count required to implement the technical standards of the distribution business and Ch$ 514 million due to higher employee performance bonuses.

Other expenses reached Ch$ 56,477 million as of September 30, 2019, a Ch$ 5,880 million increase when compared to the same period of 2018, explained by an increase in operation and maintenance costs, also related to distribution business technical standards.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, Depreciation, Amortization and Impairment Expenses and EBIT broken down by segment as of September 30, 2019 compared to September 30, 2018.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

	9 months ended September 30, 2019			9 months ended September 30, 2018
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	675,682	(423,423)	252,259	443,630	(127,432)	316,198
Total Generation business	675,682	(423,423)	252,259	443,630	(127,432)	316,198

Distribution
Distribution business in Chile	143,948	(33,214)	110,734	138,209	(30,622)	107,586
Total Distribution business	143,948	(33,214)	110,734	138,209	(30,622)	107,586
Less: consolidation adjustments and other activities	(10,000)	(655)	(10,655)	(15,967)	1,035	(14,932)
TOTAL ENEL CHILE CONSOLIDATED	809,630	(457,292)	352,338	565,872	(157,019)	408,852

Depreciation, amortization and impairment costs amounted to Ch$ 457,292 million, a Ch$ 300,273 million increase when compared to the same period of the previous year.  This variation is mainly explained by the impairment provision related to the Tarapacá and Bocamina I coal fueled units for Ch$ 195,809 million and Ch$ 81,939 million respectively, as a consequence of the Group´s decarbonization process, in addition to greater depreciation from EGP Chile that amounted to Ch$ 23,578 million.

The following chart presents consolidated non-operating income as of September 30, 2019, and 2018.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

NON OPERATING INCOME
9 months ended September 30, 2019 and 2018
(Figures in Million Ch$)

	9M 2019	9M 2018	Change	% Change
Financial Income
Generation business in Chile	7,882	5,235	2,647	50.6%
Distribution business in Chile	7,473	8,630	(1,157)	(13.4%)
Other subsidiaries non related with generation and distribution business	11,998	8,120	3,878	47.8%
Less: consolidation adjustments	(15,659)	(7,417)	(8,242)	111.1%
Total Financial Income	11,694	14,568	(2,874)	(19.7%)
Financial Costs
Generation business in Chile	(75,746)	(62,366)	(13,380)	21.5%
Distribution business in Chile	(5,021)	(5,027)	6	(0.1%)
Other subsidiaries non related with generation and distribution business	(44,697)	(29,248)	(15,449)	52.8%
Less: consolidation adjustments	15,659	7,372	8,287	112.4%
Total Financial Costs	(109,805)	(89,270)	(20,535)	23.0%
Foreign currency exchange differences
Generation business in Chile	(125)	(3,288)	3,163	(96.2%)
Distribution business in Chile	184	88	96	109.4%
Other subsidiaries non related with generation and distribution business	(6,332)	3,166	(9,499)	(300.0%)
Total Foreign currency exchange differences	(6,274)	(34)	(6,239)	N/A
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(4,422)	(515)	(3,908)	759.4%
Distribution business in Chile	749	1,370	(621)	(45.3%)
Other subsidiaries non related with generation and distribution business	87	43	43	100.3%
Total Gain (Loss) for indexed assets and liabilities	(3,587)	899	(4,486)	(499.2%)
Total ENEL CHILE Net Financial Income	(107,971)	(73,837)	(34,134)	46.2%

Income from other investments
Generation business in Chile	153	115	38	32.6%
Income from other investments	110	(24)	134	(556.2%)
Total Other Profit (Loss) related to Sale of Assets	262	91	171	188.8%

Other Profit (Loss)
Generation business in Chile	1,531	-	1,531	N/A
Total Other Profit (Loss)	1,531	-	1,531	N/A
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	639	1,963	(1,323)	(67.4%)
Total Share of Profit (Loss) of associates accounted for using the equity method	639	1,963	(1,323)	(67.4%)

Total Other Profit (Loss) accounted in Non Operating Income	2,432	2,054	378	18.4%

Net Income Before Taxes	246,800	337,069	(90,269)	(26.8%)
Income Tax
Generation business in Chile	(14,189)	(64,570)	50,381	(78.0%)
Distribution business in Chile	(28,057)	(30,270)	2,213	(7.3%)
Other subsidiaries non related with generation and distribution business	15,101	6,093	9,009	147.9%
Total Income Tax	(27,145)	(88,747)	61,602	(69.4%)
Net Income	219,655	248,322	(28,667)	(11.5%)

Net Income attributable to owners of parent	206,223	208,589	(2,366)	(1.1%)
Net income attributable to non-controlling interest	13,432	39,733	(26,301)	(66.2%)

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Net Financial Result

The consolidated net financial result of Enel Chile, as of September 30, 2019, amounted to a Ch$ 107,971 million loss, Ch$ 34,134 million more than the Ch$ 73,837 million loss booked for the same period of 2018. This is primarily explained by the following:

Financial income decreased Ch$ 2,874 million due to lower income on short-term fixed income investments for Ch$ 2,658 million and lower income related to customer refinancing for Ch$ 216 million.

Financial expenses increased Ch$ 20,535 million, primarily explained by (i) higher interest on bank loans amounting to Ch$ 10,367 million, mainly related to the corporate restructuring carried out in 2018 (Elqui Project), (ii) Ch$ 11,437 million higher interest expenses on the debt with Enel Finance International, and (iii) Ch$ 1,269 million reduction in bank fees.

Income related to indexation decreased Ch$ 4,486 million, primarily due to (i) a greater negative impact of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the Gas Atacama Group located in Argentina that amounted to a Ch$ 2,120 million, (ii) lower income from recoverable taxes for Ch$ 2,742 million, and (iii) lower income from hedging derivative contracts for Ch$ 766 million. The aforementioned was partially offset by lower losses as a result of indexation of financial liabilities recorded in U.F. for Ch$ 1,143 million.

Income from exchange rate differences decreased Ch$ 6,239 million, mainly due to greater negative exchange rate differences on forward contracts for Ch$ 6,491 million.

Corporate Taxes

Corporate income tax reached Ch$ 27,145 million as of September 30, 2019, a Ch$ 61,602 million reduction when compared to the same period of the previous year, primarily explained by: (i) Ch$ 74,922 million lower tax expenses due to the impairment loss related to the coal units of Tarapacá and Bocamina 1 power plants; and (ii) Ch$ 29,269 million positive effect of the absorption of Gasoducto Atacama Chile by GasAtacama Chile. The aforementioned was offset by: (i) the Ch$ 32,702 million effect of the extraordinary income generated by the early termination of three energy supply contracts with Anglo American Sur; and (ii) Ch$ 11,270 million tax expense increase related to higher recurrent earnings.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

BALANCE SHEET ANALYSIS

ASSETS

Assets			Change	Change
	Sep-19	Dec-18		%
	(Million Ch$)

Current Assets	1,166,530	996,948	169,582	17.0%
Non Current Assets	6,493,013	6,491,072	1,941	0.0%

Total Assets	7,659,543	7,488,020	171,523	2.3%

Total assets of the Company as of September 30, 2019, increased Ch$ 171,523 million, equivalent to 2.3%, when compared to total assets as of December 31, 2018, mainly due to the following:

Current Assets increased Ch$ 169,582 million as of September 30, 2019. The variations in the main categories are presented below:

•        Cash and cash equivalents decreased Ch$ 67,220 million, mainly explained by the following cash disbursements (i) dividend payments for Ch$ 234,169 million, (ii) purchase of property, plant and equipment for Ch$ 234,478 million, (iii) income tax payments for Ch$ 59,632 million, (iv) employee-related payments for Ch$ 99,980 million, (v) principal and interest payments on loans for Ch$ 378,062 million, (vi) insurance policy payments and collections for Ch$ 8,920 million (vii) net payments of forward contract liquidations for Ch$ 14,784 million, (viii) payments of financial leasing liabilities for Ch$ 3,472 million, (ix) purchase of intangible assets amounting to Ch$ 5,026 million; and  (x) other cash disbursements related to financing activities for Ch$ 773 million. All the above was offset by (i) other operational cash inflows for Ch$ 677,738 million, primarily from customer collections net of payments to suppliers, (ii) loans from related companies for Ch$ 283,829 million, (iii) net interest cash inflow for Ch$ 4,935 million, and (iv) dividends received for Ch$ 6,055 million; and (v) other cash inflows related to investment activities for Ch$ 679 million.

•        Other current non-financial assets increased Ch$ 24,975 million, mainly due to: (i) an increase in Value added tax credit for Ch$ 19,208 million; and (ii) advance payments on expenses of Enel X Chile projects for Ch$ 6,356 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

•        Trade accounts receivables and other current accounts receivables increased Ch$ 220,948 million, mainly due to (i)a Ch$ 91,571 million and Ch$ 109,031 million increase in the generation and distribution segments trade accounts receivables, respectively, primarily related to the pending application of tariff decrees to end customers, (ii)a Ch$ 10,845 million increase in trade accounts receivables related to gas sales of Enel Generación Chile; and (iii)a Ch$ 9,299 million increase in trade accounts receivables of Enel X Chile mainly explained by accounts receivables of electric bus leasings and an increase in sales of goods and services.

•        Inventories decreased by Ch$ 14,862 million, mainly due to: (i) an Ch$ 11,860 million reduction in inventories of the generation business, namely lower inventory of coal and other fuels; and (ii) a Ch$ 5,212 million reduction in the level of inventories of Enel X Chile after booking electric bus leasings, offset by a Ch$ 2,103 million increase in the purchase of inventory and materials.

Non-Current Assets amounted to Ch$ 6,493,013 million as of September 2019, stable when compared to the balance at December 2018. The variations in the main categories are presented below:

•        Decrease of other non-current non-financial assets for Ch$ 5,155 million, mainly due to the use of the remaining VAT tax credit of the EGP Group for Ch$ 10,707 million, which is offset by the reclassification of spare parts stocks, from short to long-term, for Ch$ 4,018 million (consumption schedule over one year) and an increase in water rights credits for Ch$ 1,314 million.

•        Increase in trade accounts receivable and other non-current accounts receivable for Ch$ 17,478 million, mainly due to the recognition of higher leasing debtors for Ch$ 56,588 million, mostly from Enel X Chile.

•        Decrease in investments accounted for using the equity method for Ch$ 4,761 million, mainly explained by dividend payments made in GNL Chile and Transmisora Eléctrica de Quillota for Ch$ 5,552 million.

•        Decrease in Property, plant and equipment for Ch$ 78,877 million, mainly explained by the impairment provisions of Tarapacá and Bocamina I coal-fired generation units for Ch$ 195,809 million and Ch$ 81,939 million, respectively, as a result of the decarbonization process that is being carried out by the Group. The above is partially offset by an increase in works in progress for Ch$ 198,110 million, mainly in the generation segment.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

•        Increase in Deferred Tax Assets of Ch $ 30,690 million, mainly explained by a higher deferred tax resulting from tax losses, mostly explained by the sale to Enel Generación Chile of the investment that Enel Chile owned in Gas Atacama Chile.

LIABILITIES

Liabilities and Equity			Change	Change
	Sep-19	Dec-18		%
	(Million Ch$)

Current Liabilities	910,229	1,217,464	(307,234)	(25.2%)
Non Current Liabilities	2,996,413	2,596,392	400,021	15.4%
Total Equity	3,752,900	3,674,164	78,736	2.1%
attributable to owners of parent company	3,493,458	3,421,229	72,229	2.1%
attributable to non-controlling interest	259,442	252,935	6,507	2.6%

Total Liabilities and Equity	7,659,542	7,488,020	171,523	2.3%

Total Liabilities of the Company as of September 30, 2019, including Equity, increased Ch$ 171,523 million when compared to total liabilities as of December 31, 2018, mainly due to the following:

Current Liabilities decreased Ch$ 307,235 million. The variations in the main categories are presented below:

•       Other current financial liabilities decreased Ch$ 230,150 million, mainly (i) bank loan principal amortization payments for Ch$ 213,759 million (bridge loan to finance PTO), (ii) the payment of an EGP Chile debt for Ch$ 68,863 million, all partially offset by: (i) an increase in hedging derivative liabilities and other derivative liabilities for Ch$ 32,792 million; and (ii) interest accruals on other loans for Ch$ 15,832 million.

•       Trade accounts payable and other current accounts payable decreased Ch$ 46,865 million, mainly (i) lower accounts payable to suppliers of goods, services and fixed assets for Ch$ 38,274 million in the generation business, (ii) lower dividends payable for Ch$ 47,722 million, and (iii) lower fuel accounts payable for Ch$ 16,820 million. The above mentioned was partially offset by (i) higher debt related to energy purchases for Ch$ 53,480 million, and (ii) an increase in other accounts payable for Ch$ 2,470 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

•       Related party accounts payable decreased Ch$ 47,766 million, primarily due to Ch$ 63,650 million lower accounts payable to Enel SpA, including Ch$ 67,198 million lower dividend payments offset by Ch$ 3,548 million in other services received pending payment. The above was offset partly by (i) higher accounts payable to GNL Chile S.A. for Ch$ 6,024 million for gas purchases (ii) greater accounts payable to Enel Finance International for Ch$ 6,728 million due to credit line disbursements, and (iii) higher accounts payable to Enel Green Power SpA for Ch$ 5,102 million for technical support and other services.

•       Other non-financial current liabilities decreased Ch$ 24,130 million, primarily a reduction in value added tax debits.

The aforementioned was partially offset by:

•       A Ch$ 41,334 million increase in Current tax liabilities due to higher income tax provisions.

Non-Current Liabilities increased Ch$ 400,021 million as of September 30, 2019, which is explained by the following:

•       Other non-current financial liabilities increased Ch$ 110,345 million, mainly due to: (i) higher liabilities for Ch$ 57,419 million due to the effect of exchange rate differences on US dollar debt; (ii) a Ch$ 46,777 million increase in financial liabilities due to effect of the application of IFRS 16 “Leasing” of which Ch$ 31,822 million originate in EGP Chile Group; and (iii) an increase in hedging derivative liabilities for Ch$ 8,391 million.

•       Non-current accounts payable to related parties increased Ch$ 310,303 million mainly explained by Enel Chile´s new loan provided by Enel Finance International for Ch$ 291,284 million (US$ 400 million).

•       Other non-current provisions increased Ch$ 53,109 million mainly explained by a Ch$ 55,152 million increase in dismantling costs related to the programmed shutdown of Tarapacá and Bocamina I coal-fired generation units, compensated by reduction in legal claim provisions for Ch$ 2,043 million.

The aforementioned was partly offset by:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

•       A reduction in Deferred tax liabilities for Ch$ 75,406 million mainly due to the Ch$ 74,992 million tax effect of the impairment loss booked due to the shutdown of the Tarapacá and Bocamina I power plants.

Total Equity amounted to Ch$ 3,752,900 million as of September 30, 2019.

Equity attributable to owners of Enel Chile amounted to Ch$ 3,493,458 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,012,508 million, and Other reserves for Ch$ 2,401,153 million.

Retained earmings increased during the period by Ch$ 97,710 million mainly due the period´s earnings for Ch$ 206,223 million, offset by dividends amounting to Ch$ 108,513 million.

Other reserves decreased by Ch$ 25,480 million mainly due to cash flow hedge reserves for Ch$ 63,462 million, compensated by greater translation reserves for Ch$ 34,785 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 259,442 million, which considers an initial Ch$ 252,935 million balance, plus the transactions booked throughout the year up to September 30, 2019, related to net income of the period for Ch$ 13,432 million, higher other comprehensive income for Ch$ 3,060 million, and other increases for Ch$ 866 million. The aforementioned was offset by a Ch$ 10,851 million reduction in dividends.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The performance of main financial ratios is the following:

RATIO		Unit	Sep-19	Dec-18	Sep-18	Change (%)

Liquidity	Liquidity (1)	Times	1.28	0.82	-	56.1%
	Acid-test (2)	Times	1.23	0.77	-	59.7%
	Working capital	MMCh$	256,301	(220,516)	-	216.2%
Leverage	Leverage (3)	Times	1.04	1.04	-	0.0%
	Short-term debt (4)%		23.3%	31.9%	-	(27.0%)
	Long-term debt (5)%		76.7%	68.1%	-	12.6%
	Financial expenses coverage (6)	Times	6.77	-	6.40	5.7%
Profitability	Op. income / Op. Revenues	%	16.9%	-	23.1%	(27.0%)
	ROE (7)%		10.4%	-	9.7%	7.2%
	ROA (8)%		5.2%	-	6.5%	(20.2%)
(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

The current ratio, as of September 30, 2019, reached 1.28 times, which represents a 56.1% increase when compared to December 2018.  This increase is mainly due to the reduction of short-term financial liabilities.

The Acid test, as of September 30, 2019, was 1.23 times, which represents a 59.7% increase when compared to December 31, 2018, which is also mainly due to the reduction of short-term financial liabilities.

Working capital, as of September 30, 2019, amounted to Ch$ 256,301 million, which represents a Ch$ 476,817 million positive variation when compared to December 31, 2018, also mainly due to the reduction of short-term financial liabilities.

The debt ratio was 1.04 times, which means that the level of commitment of Enel Chile equity was 1.04 times for the nine-month period ended September 30, 2019.

The financial expenses coverage ratio for the period ended September 30, 2019, was 6.77 times, which represents the ability to cover all financial expenses with the EBITDA obtained during the period ended September 30, 2019. If the impact of the early termination of the Anglo American Sur contracts was excluded, the financial expense coverage ratio would have reached 5.75 times.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The profitability index, calculated by dividing operating income by operating revenues, decreased 27.0% when compared to the same period of the previous year, reaching 16.9% as of September 30, 2019, due to lower operating income booked this period when compared to the same period of last year. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, this index would have increased 37.6%.

Return on equity of the owners of the controlling shareholder was 10.4% for the nine-month period ended September 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on equity would have reached 13.3%.

Return on assets was 5.2% for the nine-month period ended September 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on assets would have reached 6.7%.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 66,061 million as of September 30, 2019, which represents a Ch$ 149,281 million increase when compared to the same period of the previous year.  The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to September 2018, are presented below:

Net Cash Flow			Change	Change
	Sep-19	Dec-18		%
	(Million Ch$)

From Operating Activities	509,206	503,151	6,055	1.2%
From Investing Activities	(242,620)	(1,830,469)	1,587,849	(86.8%)
From Financing Activities	(332,648)	1,111,975	(1,444,623)	(129.9%)

Total Net Cash Flow	(66,061)	(215,343)	149,281	69.3%

Net cash flow from operating activities amounted to a Ch$ 509,206 million for the nine-month period ended September 30, 2019, which represents a 1.2% increase when compared to September 2018. These cash flows come primarily from: (i) sales and other revenue amounting to Ch$ 2,354,832 million; (ii) insurance policy premiums and services, annuities and other insurance benefits for Ch$ 7,908 million; (iii) leasing and asset sales for Ch$ 5,342 million; and (iv) other operational billings for Ch$ 581 million. These results were all partially offset by cash outflows related to (i) supplier payments for Ch$ 1,514,285 million, (ii) other payments related to operational activities for Ch$ 128,266 million, (iii) employee payments for Ch$ 99,980 million, (iv) income tax payments for Ch$ 59,632 million; (v) payments for

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

making or acquiring assets for lease and sale for Ch$  36,904 million, (vi) insurance premium payments and other payments related to insurance policies for Ch$ 16,828 million and (vii) other cash outflows for Ch$ 3,560 million.

Net cash flow used in investing activities amounted to Ch$ 242,620 million for the nine-month period ended September 30, 2019, which represents a Ch$ 1,587,849 million reduction in cash outflows when compared to September 2018.  These cash flows are mainly comprised of (i) cash outflows for Ch$ 234,478 million to purchase property, plant and equipment, (ii) payments of futures, options and swaps for Ch$ 14,784 million, and (iii) Ch$ 5,026 million to purchase intangible assets. These cash outflows were partially compensated by (i) interest payments received amounting to Ch$ 4,935 million, and (ii) dividends payments received for Ch$ 6,055 million.

The Ch$ 1,587,849 million positive variation in the Company´s investment cash flow, when compared to last year, is primarily explained by the PTO for Enel Generación Chile shares carried out during the first semester of 2018, which required the disbursement of Ch$ 1,624,327 million.

Net cash flow of financing activities amounted to Ch$ 332,648 million for the nine-month period ended September 30, 2019, which represents a Ch$ 1,444,623 million negative variation when compared to September 2018. The main cash flows are (i) loan payments for Ch$ 297,840 million, (ii) dividend payments for Ch$ 234,169 million (iii) interest payments for Ch$ 80,221 million, (iv) financial leasing liability payments for Ch$ 3,472 million, and (v) other cash outflows for Ch$ 773 million. The aforementioned was offset by loans from related companies for Ch$ 283,829 million.

The Ch$ 1,444,623 million negative variation in the Company´s financial cash flow, when compared to the same period of last year, is primarily due to the funding obtained during the first semester of 2018, specifically a capital increase, bond placement and bank loans amounting to a total Ch$ 1,581,495 million, to finance the PTO for Enel Generación Chile shares.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the nine-month period ended September 30, 2019 and 2018.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
9 months ended September 30, 2019 and 2018
(Million Ch$)

ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Sep-19	Sep-18	Sep-19	Sep-18
Generation business in Chile	180,626	191,159	145,569	127,437
Distribution business in Chile	52,585	66,032	27,105	25,844
Other entities (business different to generation and distribution)	1,268	2,220	1,206	664
Total Consolidated ENEL CHILE Group	234,478	259,411	173,879	153,944

The most relevant cash outflows originate in the generation business and correspond to power plant investments and major maintenance that amounted to Ch$ 180,626 million as of September 30, 2019. In the distribution business, cash disbursements amounted to Ch$ 52,585 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•       Comply with good corporate governance standards.

•       Strictly comply with all of the Group’s regulatory systems.

•       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2019 (2)	December 31, 2018

Fixed Interest Rate	98%	71%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

2 On September 30, 2019, EGP del Sur and EFI again agreed to modify the Credit Agreement, in the following terms: (i) modify the interest rate, from variable to fixed, establishing it at 2.82% per annum, payment of semiannual interest; and (ii) modify the semiannual amortization schedule, beginning June 30, 2024, maintaining the voluntary prepayment with prepayment penalty (modifying the definition of prepayment penalty); and maintaining maturity on December 31, 2027. The balance of the debt as of September 30, 2019 amounts to US$ 644 million equivalent to M$ 469,237,698 (US$ 644 million as of December 31, 2018 equivalent to M$ 447,431,880). This credit is bullet nature and is guaranteed by Enel Chile S.A.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2019, the Company held swaps for 125 kTon of Coal API2 to be settled in 2019 and 1,412 kTon of Coal API2 to be settled in 2020, for 88 kBbl of Brent oil to be settled in 2019 and 459 kBbl of Brent oil to be settled in 2020, for 6.95 TBtu of Henry Hub gas to be settled in 2019 and 4.79 TBtu of Henry Hub gas.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, for 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019 (amounts consider net position covered).

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 21, 23 and Annex No. 1.

As of September 30, 2019, the liquidity of Enel Chile Group was Ch$ 177,952 million in cash and cash equivalents and Ch$ 143,189 million in committed long-term credit lines. As of December 31, 2018, the liquidity of the Enel Chile Group was Ch$ 245,172 million in cash and cash equivalents and Ch$ 416,862 million in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

-        Financial Debt

-        Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-        The US$ Libor rate of interest.

-        The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 330,065 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF SEPTEMBER 30, 2019

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: October 30, 2019